SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on November 19, 2014 by World Energy Solutions, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Wolf Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC” and, together with Merger Sub, the “Offerors”), to purchase all outstanding shares of Common Stock (collectively, the “Shares”) at a price of $5.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2014 and in the related Letter of Transmittal.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 1. Capitalized terms used in this Amendment No. 1 without definition shall have the meanings specified in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

Opinion of Duff & Phelps

The first full paragraph on page 24 is hereby amended and restated in its entirety to read as follows:

“The full text of the written opinion of Duff & Phelps is, with the consent of such firm, attached as Annex I to this Schedule 14D-9 and is incorporated herein by reference. The full text of the written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in rendering the opinion.”

Premiums Paid Analysis

The paragraphs and table following the section entitled “Premiums Paid Analysis” on page 31 and included within that section are amended and restated in their entirety to read as follows:

“As a supplemental analysis, Duff & Phelps determined the premiums paid by acquirers over the public market trading prices in merger and acquisition transactions involving a change of control of the target. The premiums paid analysis is supplementary only and was furnished to the Special Committee for informational purposes. Duff & Phelps did not explicitly estimate the value of the Company’s common stock based on the premiums paid analysis and it was not part of Duff & Phelps financial analyses that support its opinion. The transactions analyzed by Duff & Phelps included transactions announced after October 2011 involving target companies with businesses deemed relevant by Duff & Phelps. The following summarizes the result of these calculations:

		Median Stock Price Premium (Median)
	Number of Transactions	1-Day Prior (%)	1-Week Prior (%)	1-Month Prior (%)
Energy Equipment and Services	16	33.7	31.7	30.2

Software	65	31.8	37.1	39.1

US Companies with Enterprise Value between $25 and $100 million	71	45.6	42.7	43.7

Total US M&A Activity	542	28.8	30.6	32.9

Duff & Phelps noted that based on the premiums paid analysis the Consideration to be received by the stockholders of the Company pursuant to the Merger Agreement implies a 32.9% premium over the Company’s common stock closing price of $4.14 per Share on October 31, 2014, the last trading day immediately prior to the delivery of its fairness opinion to the Special Committee.”

Item 8.	Additional Information.

Item 8. “Additional Information” is hereby amended as follows:

Cautionary Notes

The eighth full paragraph on page 35 is hereby amended and restated as follows:

“The Projections also reflect assumptions as to certain business decisions that are subject to change and cannot, therefore, be considered a guarantee of future operating results. These assumptions reflect decisions related to number of sales representatives and their booking quotas, renewals of existing contracts, employee staffing and compensation levels, channel agent commission rates, equipment purchases and retention of contractors, and marketing and other discretionary departmental expenses.”

Projected Financial Information

The following paragraphs are hereby inserted at the end of the section entitled “Projected Financial Information” on page 36.

“The foregoing projections include certain “non-GAAP financial measures”. A non-GAAP financial measure refers to a numerical financial measure that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable financial measure calculated and presented in accordance with GAAP. Pursuant to the requirements of the SEC, we have provided below a reconciliation of the non-GAAP financial measures used to the most directly comparable financial measures prepared in accordance with GAAP.”

Adjusted EBITDA	2014	2015	2016	2017	2018	2019	2020
GAAP Net Income	$809,022	$2,299,890	$4,657,428	$6,275,326	$7,597,715	$8,688,653	$9,501,148
Add: Interest Exepnse	774,232	715,320	638,219	483,639	291,057	102,636	23,003
Add: Income taxes	111,527	600,000	600,000	600,000	600,000	600,000	600,000
Add: Amortization of Intangibles	3,369,172	2,913,068	2,528,196	1,385,304	915,190	837,654	810,493
Add: Amortization of other assets	34,725	112,000	112,000	112,000	—	—	—
Add: Depreciation	198,247	173,757	173,757	173,757	173,757	173,757	173,757

Non-GAAP EBITDA	5,296,925	6,814,035	8,709,600	9,030,026	9,577,719	10,402,700	11,108,401
Add: Share-based compensation	696,534	689,659	689,660	689,660	689,660	689,659	689,659

Adjusted EBITDA	$5,993,459	$7,503,694	$9,399,260	$9,719,686	$10,267,379	$11,092,359	$11,798,060

Adjusted EBITDA	2015	2016	2017	2018
GAAP Net Income (Margin)	$(538,746)	$(242,331)	$1,054,193	$2,776,433
Add: Interest Expense	—	—	—	—
Add: Income taxes	—	—	—	—
Add: Amortization of Intangibles	—	—	—	—
Add: Amortization of other assets	64,583	172,500	244,166	242,917
Add: Depreciation	—	—	—	—

Non-GAAP EBITDA	$(474,163)	$(69,831)	$1,298,359	$3,019,350

Adjusted EBITDA	2015	2016	2017	2018
GAAP Net Income (Margin)	$(565,979)	$(373,924)	$1,699,502	$6,556,668
Add: Interest Expense	—	—	—	—
Add: Income taxes	—	—	—	—
Add: Amortization of Intangibles	—	—	—	—
Add: Amortization of other assets	89,583	272,500	344,166	317,917
Add: Depreciation	—	—	—	—

Non-GAAP EBITDA	$(476,396)	$(101,424)	$2,043,668	$6,874,585

Litigation Related to the Offer and the Merger

The paragraphs under the header “Litigation Related to the Offer and the Merger” on page 39 is hereby amended and restated in its entirety to read as follows:

On November 6, 2014, Plaintiff George P. Assad, Jr. filed a putative class action lawsuit captioned Assad v. World Energy Solutions, Inc. et al., Civil Action No. 10324-CB, in the Court of Chancery of the State of Delaware (the “Complaint”) against the Company, the members of the Board, and EnerNOC in connection with the proposed Merger. The Complaint alleges that the members of the Board breached their fiduciary duties to the Company’s stockholders in connection with the proposed Merger. Plaintiff alleges that the members of the Board failed to inform themselves sufficiently of the Company’s value, that the Offer Price undervalues the Company, and that the Merger Agreement contains unreasonable deal protection devices that purportedly preclude competing offers. Plaintiff alleges claims against EnerNOC and Merger Sub for aiding and abetting such alleged breaches of fiduciary duties. The Complaint seeks injunctive relief, including enjoining or rescinding the Merger, damages, and an award of other unspecified attorneys’ and other fees and costs, and other relief.

On November 26, 2014, Plaintiff filed an amended complaint (the “Amended Complaint”), which adds allegations that the Company has purportedly failed to disclose certain allegedly material information. The Amended Complaint adds an aiding and abetting claim against the Company and alleges, among other things, that the Company has not properly disclosed that Canaccord had previously performed financial services for EnerNOC.

Contrary to the allegations in the Amended Complaint, the fact that Canaccord had provided services to EnerNOC and that the Special Committee had considered Canaccord’s relationship with EnerNOC is set forth in this Schedule 14D-9 on page 17 under the heading “Background of the Offer; Reasons for the Recommendation of the Board” and in the Offer to Purchase. Also, the Offer to Purchase sets forth on page 21 the fact that EnerNOC has not paid to Canaccord any fees, compensation, or any other type of consideration in the past three years.

On December 1, 2014, Plaintiff filed a motion for expedited discovery (the “Discovery Motion”), as well as a motion for a preliminary injunction. The Discovery Motion asserts, inter alia, that the alleged failure to disclose Canaccord’s prior work for EnerNOC, and fees collected from EnerNOC, in connection with engagements that pre-date the last three years is a material omission that warrants expedited discovery.

The Company believes that this argument lacks merit because, among other things, the allegedly omitted information has previously been publicly disclosed in filings made with the SEC that remain publicly available. While Canaccord did not receive any fees or other compensation from EnerNOC in the past five years, those public disclosures reflect that Canaccord participated among a syndicate of several underwriters that underwrote EnerNOC’s initial public offering in May 2007 (as described in EnerNOC’s Rule 424(b)(4) Prospectus filed with the SEC on May 18, 2007 on page 123), EnerNOC’s second public offering in November 2007 (as described in EnerNOC’s Rule 424(b)(4) Prospectus filed with the SEC on November 14, 2007 on page 128), and EnerNOC’s third public offering in August 2009 (as described in EnerNOC’s Rule 424(b)(5) Prospectus filed with the SEC on August 6, 2009 on page S-87). Such filings also reflect as a matter of public record that Canaccord did not serve as a book runner in any of EnerNOC’s public stock offerings, and that Canaccord was allocated: (i) 16% of the shares sold in EnerNOC’s initial public offering in May 2007; (ii) 15% of the shares sold in EnerNOC’s second public offering in November 2007; and (iii) 20% of the shares sold in EnerNOC’s third public offering in August 2009. Based on the maximum underwriting discounts and commissions disclosed in these SEC public filings, Canaccord was entitled to receive a total maximum compensation on each of those three stock offerings, including over-allotments, of $1,255,800 in connection with EnerNoc’s initial public offering in in May 2007, $904,029 in connection with EnerNOC’s second public offering in November 2007, and $1,047,938 in connection with EnerNOC’s third public offering in August 2009.

Although the outcome of this matter cannot be predicted with any certainty, the Company believes the Amended Complaint and the Discovery Motion are without merit and intends to defend vigorously against them.

Cautionary Note Regarding Forward-Looking Statements

The paragraph immediately under the header “Cautionary Note Regarding Forward-Looking Statements” on page 45 is hereby amended and restated in its entirety to read as follows:

“This document contains forward-looking statements with respect to the Offer and related transactions, including the benefits expected from the transaction and the expected timing of the completion of the transaction. When used in this document, the words “can,” “will,” “intends,” “expects,” “is expected,”

similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the Offer, the outcome of marketing efforts conducted during the “Go-Shop” period, and general economic and business conditions. Risk factors that could cause actual results of the Offer to differ materially include the following: failure to satisfy conditions to the transaction, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Philip V. Adams
	Name:	Philip V. Adams
	Title:	President

Dated: December 8, 2014